Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in relation to Obtaining Approval from China Securities Regulatory Commission regarding Public Issuance of Short-term Corporate Bonds to Professional Investors” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

10 November 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2020-079

ANNOUNCEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

IN RELATION TO OBTAINING APPROVAL FROM CHINA SECURITIES

REGULATORY COMMISSION REGARDING PUBLIC ISSUANCE OF

SHORT-TERM CORPORATE BONDS TO PROFESSIONAL INVESTORS

The board of directors of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 9 November 2020, China Southern Airlines Company Limited (hereinafter referred to as “Company”) received the “Approval in relation to the Public Issuance of Short-term Corporate Bonds by China Southern Airlines Company Limited to Professional Investors” (Zheng Jian Xu Ke No. [2020]2859) issued by China Securities Regulatory Commission (hereinafter referred to as “CSRC”). Details of the approval are as follows:

I. The registration application of the public issuance of short-term corporate bonds by the Company to professional investors is hereby approved.

II. The gross nominal value of the public issuance of short-term corporate bonds will not exceed RMB10 billion.

III. The short-term corporate bonds will be issued in multiple tranches with the first tranche to be completed within 12 months from the date of the approval of registration by CSRC.

IV. The issuance of short-term corporate bonds should be conducted strictly in accordance with the prospectus submitted to Shanghai Stock Exchange.

V. The approval shall be valid for a period of 24 months from the date of approval.

VI. The Company must, on a timely basis, report any significant events which occur after the date of the approval and before the completion of the short-term corporate bonds issuance and deal with such events in accordance with the relevant rules and regulations.

The board of directors of the Company or its authorised person will select an appropriate time to proceed with all relevant matters in connection with the issuance of the short-term corporate bonds within the scope authorised by the shareholders at the general meeting of the Company and in accordance with the relevant laws and regulations and the requirements in the aforementioned approval, and will fulfill the obligation of information disclosure in a timely manner.

Board of Directors of

China Southern Airlines Company Limited

10 November 2020

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